Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Loss:
Loss before income taxes	$(264)	$(284)	$(1,940)	$(715)
Add: Total fixed charges (per below)	391	431	804	850
Less: Interest capitalized	12	10	24	16
Total earnings (loss) before income taxes	$115	$137	$(1,160)	$119
Fixed charges:
Interest	$157	$176	$328	$338
Portion of rental expense representative of the interest factor	219	251	445	502
Amortization of debt expense	15	4	31	10
Total fixed charges	$391	$431	$804	$850
Ratio of earnings to fixed charges	—	—	—	—
Coverage deficiency	$276	294	$1,964	$731